Exhibit 99.3

Management’s Discussion and Analysis for the year ended December 31, 2010 Franco-Nevada Corporation www.franco-nevada.com	MDA

Franco-Nevada Corporation

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 24, 2011 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2010 and 2009. This financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

All amounts are in thousands of US dollars unless specifically stated otherwise.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

This MD&A contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the portfolio; excessive cost escalation as well as development, operating, infrastructure or technical difficulties on any of the properties underlying the portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as this annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGM”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues. As at March 24, 2011, the Company’s portfolio consists of over 300 interests, diversified over a range of commodities and stages from producing to exploration.

Our portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests. Management has been successful in both managing its portfolio and acquiring new royalties and streams. We intend to utilize our free cash flow to grow our portfolio and to pay dividends. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver and Perth, all of which are used to manage our portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 4.5% of the common shares, or 5.8% on a fully diluted basis, as at March 24, 2011. We currently operate with a small organization of up to twenty full-time employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures.

Overview

Fiscal 2010 was another successful year for Franco-Nevada, achieving record levels of Royalty Revenue of $205 million and Free Cash Flow of $185 million, completing several royalty and stream acquisitions and culminating in the negotiation and closing of the Gold Wheaton transaction in March 2011. The acquisition of Gold Wheaton ensures the Company’s future growth in revenues and earnings, further diversifies the Company’s portfolio and will provide increased leverage in a rising precious metals market. In addition, in 2010, the Company negotiated and amended its credit facility to provide greater flexibility for future opportunities and expanded its management team.

Outlook

The following contains forward-looking statements about our outlook for 2011. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

During 2010, the Company earned over 81% of its Royalty Revenue from precious metal assets with gold contributing 74% and PGMs contributing 7%. Royalty Revenue from precious metal assets grew to $164.9 million in 2010 from $112.3 million in 2009, an increase of 47%. Growth was driven by higher average commodity prices and also from acquisitions and organic growth within the portfolio.

Going forward, the Company will no longer be using the non-GAAP measure “Royalty Revenue”. This term was introduced as a measure to better reflect financial performance of the Company’s assets as Revenue under GAAP included certain non-cash fair value adjustments. With the adoption of International Financial Reporting Standards (“IFRS”), the Company has chosen an accounting policy with respect to the Palmarejo and Hislop assets which allows historical cost accounting which will remove any fair value adjustments being included in Revenue under IFRS. As a result, the Company will be providing guidance and measure performance based on Revenue going forward. As required under IFRS, Revenue will be gross revenue before the payment of $400 per gold equivalent ounce for ounces acquired under any of the Company’s stream agreements, including those acquired in the Gold Wheaton acquisition.

With the acquisition of Gold Wheaton and its Sudbury Operations, Ezulwini and Mine Waste Solutions (“MWS”) stream agreements, the Company has increased its leverage to precious metal commodity prices and will be consolidating these assets effective March 14, 2011. We expect the Sudbury Operations to be a steady state producer, MWS to benefit from the addition of a third module and Ezulwini to be supported by the 2011 minimum payment. Overall, Revenue for the approximate nine months of ownership in 2011 is expected to be $95 - $115 million from the Gold Wheaton assets using consensus commodity price assumptions of $1,400 gold, $1,750 platinum and $575 palladium.

With respect to our existing portfolio, the Company expects overall growth in Revenue based upon consensus commodity prices. In particular;

•                  Palmarejo will continue to be a material contributor to the Company’s Revenue in 2011 as we expect the property to have higher gold production in 2011 of which the Company will receive 50%.

•                  At Stillwater, the Company expects to benefit from higher average PGM prices.

•                  For Goldstrike, Barrick Gold Corporation (“Barrick”) has announced expected lower production due to a significant waste stripping campaign and the processing of lower grade stockpile ore.  The Company expects these initiatives will have a temporary negative impact on the royalties in 2011.

•                  The Company’s Gold Quarry royalty, which was acquired in December 2008, includes a minimum royalty clause.  Based on current information of reserves and stockpiles, the Company expects to be paid 11,200 ounces of gold in 2011 compared to 16,557 in 2010.

•                  From our Robinson interest, we expect to receive our lower royalty percentages as we do not expect the operator, Quadra FNX Mining Ltd.  (“Quadra FNX”), to surpass the higher royalty production thresholds in 2011.

•                  For our oil & gas assets, we expect 2011 results will reflect the impact of strengthening oil prices, however this will be tempered by natural gas prices that are expected to remain soft throughout 2011 and production declines.

•                  In addition to the above, the Company expects to benefit in 2011 from new or full year contributions from our Tasiast, Duketon, Lounge Lizard, Hislop, Holt, Hemlo, Bronzewing, Admiral Hill, Ity and White Dam interests.

As discussed above, the Company’s 2011 Revenue guidance is based on gross revenue and is before payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements.

Overall, the Company estimates Revenue for 2011 to be between $325 million and $350 million using consensus commodity price assumptions of $1,400 gold, $1,750 platinum, $575 palladium and $80 oil. Included in the 2011 Revenue guidance are the stream ounces for Palmarejo and the Gold Wheaton assets which are estimated to be 135,000 to 155,000 gold equivalent ounces. Overall 2011 Revenue will be earned approximately 85%-90% from precious metal assets. By comparison, 2010 Revenue would have been approximately $227 million had the Company accounted for its Palmarejo stream agreement on a gross revenue basis.

With the transition to IFRS, the Company expects its expenses to be significantly higher, specifically in the first quarter of 2011, as transaction costs associated with the acquisition of Gold Wheaton will be expensed under IFRS. In addition, 2011 cost of operations will include the $400 per gold equivalent ounce payable under the Company’s stream agreements.

Acquisitions

Acquisitions are an integral part of the Company’s growth strategy and the Company continues to add to its portfolio. The following is a summary of some of the newly acquired interests.

Gold Wheaton Gold Corp (“Gold Wheaton”)

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share. The consideration was paid 100% in cash. On March 21, 2011, as part of the acquisition of the remaining common shares of Gold Wheaton, Quadra FNX’s total consideration was topped up with cash such that the total consideration received by Quadra FNX was C$5.20 per share.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own, for a total consideration of C$5.20 per share paid in a combination of cash and common shares of Franco-Nevada.

Franco-Nevada issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

The preliminary purchase price allocation is subject to change and is summarized as follows

(in thousands of US dollars):

Purchase Price:
Cash consideration, including Quadra FNX block	$566,811
Common shares issued	402,445
Purchase of Secured Notes	110,859
Warrants	47,466
Options	11,223
Common shares held in Gold Wheaton	8,971
$1,147,775

Net assets acquired:
Working capital	$143,652
Mineral interests	705,789
Note receivable	13,514
Investments	20,660
Unallocated purchase price	277,877
Current portion of long-term liabilities	(7,483)
Future income taxes	(6,234)
$1,147,775

On December 31, 2010, Franco-Nevada acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from Sprott Asset Management LP for and on behalf of certain funds and from SAMGENPAR Ltd. with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remain outstanding to third parties following the acquisition of Gold Wheaton.

Hager

On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty, adjusted by a producer price-indexed gold price, on all production from the northwestern portion of Barrick’s Bald Mountain mine in Nevada.

Agi Dagi

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”) for $9 million. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi deposit. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014.

Tonkin Springs

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation (“U.S. Gold”). The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million.

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick. The Company believes the ground to be highly prospective. There is currently no production from the claims covered by this royalty.

Prosperity Gold Stream

On May 12, 2010, the Company announced that it had entered into an agreement to acquire from Taseko Mines Limited (“Taseko”) a gold stream on its Prosperity copper-gold project located in British Columbia (the “Taseko Agreement”). Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed. In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity. In addition, Franco-Nevada would pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement.

On November 2, 2010, the Federal Minister of Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. On February 21, 2011, Taseko submitted a new project description for Prosperity with the Government of Canada that preserves Fish Lake, addressing a key concern identified during the federal review process. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 2012.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets.

Moydow held an 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 90,176 Moydow options have been exercised resulting in 4,294 common shares remaining reserved for issuance.

The allocation of the purchase price was as follows:

(in thousands of US dollars)

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income

The Company has considered Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of mineral interests that are accounted for as derivative assets. As a result, the Company has reported Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivative assets or dividends earned from marketable investments but would include any cash received or receivable from any interest classified as a derivative asset. Going forward, the Company will no longer be using the non-GAAP measure “Royalty Revenue”. This term was introduced as a measure to better reflect financial performance of the Company’s assets as Revenue under GAAP included certain non-cash fair value adjustments. With the adoption of IFRS, the Company has chosen an accounting policy with respect to the Palmarejo and Hislop assets which allows historical cost accounting which will remove any fair value adjustments being included in Revenue under IFRS.

The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty/stream interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Margin is defined as Free Cash Flow as a percentage of Royalty Revenue.

Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation.

Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to interests, working interests, and investments; fair value changes for interests accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty/stream business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty/stream business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty/stream companies.

Royalty Revenue, Free Cash-Flow, Margin, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

(See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected annual financial information derived from the Company’s financial statements is set out below:

		For the Year Ended		For the Year Ended		For the Year Ended
		December 31, 2010		December 31, 2009		December 31, 2008
Statement of Operations and Comprehensive Loss
Total Revenue		$233,326		$199,728		$151,041
Depletion and depreciation		92,612		88,945		87,525
Operating income		108,682		87,133		31,637
Net income		74,244		80,879		40,347
Basic earnings per share		$0.65		$0.76		$0.41
Diluted earnings per share		$0.64		$0.75		$0.41
Dividends declared per share	C$	0.30	C$	0.28	C$	0.24

Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities		145,155		128,609		132,047

		December 31, 2010		December 31, 2009		December 31, 2008
Balance Sheet
Cash and cash equivalents		$413,887		$122,649		$73,249
Short-term investments		133,814		377,480		141,576
Total assets		2,233,628		2,020,891		1,503,786
Future income tax liabilities		105,154		81,142		60,877
Total shareholders’ equity		2,102,100		1,930,268		1,433,599

Working capital		572,681		530,700		239,055
Debt		Nil		Nil		Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in thousands
of US dollars, except	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2010	2010	2010	2010	2009	2009	2009	2009
Royalty Revenue (1)	$69,416	$49,007	$45,188	$41,805	$44,291	$36,409	$32,887	$29,217
Total Revenue (2)	76,173	52,239	67,062	37,852	80,443	41,090	45,079	33,116
Cost and expenses	40,932	25,731	31,859	26,122	28,727	25,501	29,933	28,434
Operating income	35,241	26,508	35,203	11,730	51,716	15,589	15,146	4,682
Other income (expenses)	(5,167)	944	1,307	2,338	(9,830)	2,253	18,228	854
Net income	20,952	17,959	27,552	7,781	39,650	12,343	25,089	3,797
Basic earnings per share	$0.18	$0.16	$0.24	$0.07	$0.36	$0.11	$0.25	$0.04
Diluted earnings per share	$0.17	$0.16	$0.24	$0.07	$0.36	$0.11	$0.24	$0.04

Free Cash Flow (3)	62,924	44,578	40,193	37,057	39,024	32,479	27,919	24,885
Free Cash Flow (3) per share	$0.55	$0.39	$0.35	$0.33	$0.35	$0.29	$0.27	$0.25

Adjusted Net Income (4)	24,809	14,773	10,698	8,635	22,828	7,342	1,498	519
Adjusted Net Income (4) per share	$0.22	$0.13	$0.09	$0.08	$0.20	$0.07	$0.02	$0.01

(1)          Royalty Revenue is defined by the Company as cash received or receivable from operating assets earned in the period.

(2)          Includes fair value changes of derivative assets.

(3)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.

(4)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to interests, working interests and investments, fair value changes for interests accounted for as derivative assets, foreign exchange gains/losses, gains/losses on sale of investments and the taxes associated with all these items.

2010 Compared to 2009

Financial Performance

Net income for the year ended December 31, 2010 was $74.2 million, or $0.65 per share, compared with $80.9 million, or $0.76 per share, for the year ended December 31, 2009. For the quarter ended December 31, 2010, net income was $21.0 million, or $0.18 per share, compared to net income of $39.7 million, or $0.36 per share, for the quarter ended December 31, 2009.

Net Income Reconciliation - 2009 to 2010

(Expressed in thousands of US dollars)

Royalty Revenue and Total Revenue

The Company defines “Royalty Revenue” as cash received or receivable from royalty/stream assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities.

Fiscal 2010 saw continued strengthening of key commodity prices that underlie the Company’s portfolio with the most significant increases coming from PGMs. The spot price of gold increased by 25% from $1,121 an ounce on January 1, 2010 to $1,406 an ounce on December 31, 2010, reaching a high of $1,421 in November 2010. The spot prices of platinum and palladium increased by 17% and 89%, respectively, at January 1, 2010 compared with December 31, 2010. The volatility of the price of oil and natural gas continued through 2010 with an overall increasing trend for oil during 2010.

Average Commodity Prices and Foreign Exchange Rates

Quarterly Royalty Revenue by Commodity

The Company earned record levels of Royalty Revenue, reaching $205.4 million in 2010 compared to $142.8 million in 2009, an increase of 44%. The increase was attributable to overall higher commodity prices in addition to the following: (i) Palmarejo, an asset that contributed twelve months of Royalty Revenue in 2010 compared to seven months in 2009; (ii) Goldstrike - NPI, due to higher production on grounds covered by the Company’s NPI royalty; (iii) Gold Quarry, due to a higher minimum royalty clause threshold in 2010 compared to 2009; and (iv) Holloway, due to full year of production in 2010 compared to only several months in 2009, all partially offset by a reduction in Goldstrike - NSR due to production moving off ground covered by the Company’s NSR royalty.

Royalty Revenue Reconciliation - 2009 to 2010

(Expressed in thousands of US dollars)

For the three months ended December 31, 2010, Royalty Revenue was $69.4 million compared with $44.3 million for the three months ended December 31, 2009 and $49.0 million for the three months ended September 30, 2010. The increase in Royalty Revenue over the comparable prior year is attributable to higher receipts from Gold Quarry as the minimum royalty provision was based on 16,657 gold ounces in 2010 compared with 14,432 gold ounces in 2009; the Goldstrike - NPI, as production moved onto ground covered by the Company’s royalty; Palmarejo due to higher gold prices and slightly higher production; Stillwater due to higher PGM prices; and Marigold due to higher gold prices, all partially offset by lower Royalty Revenue from the oil & gas division.

Royalty Revenue for the 2010 year was earned 81% from precious metals (74% gold and 7% PGMs), 17% from oil & gas (14% oil and 3% gas) and 2% other minerals. This compares to 78% from precious metals (70% gold and 8% PGMs), 20% from oil & gas (14% oil and 6% gas) and 2% from other minerals earned in 2009.

Royalty Revenue Composition

The charts below indicate the components of Royalty Revenue for the three and twelve months ended December 31, 2010, respectively, by royalty/stream type and highlights the sensitivity of the Company’s Royalty Revenue to changes in the prices of the underlying commodities.

Royalty Revenue Components

Royalty Revenue and Total Revenue for the three and twelve months ended December 31, 2010 and 2009 was comprised of the following:

(Expressed in thousands of US dollars)

			Three Months ended	Three Months ended	Year ended	Year ended
Property	Interest	Operator	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$3,544	$3,841	$15,966	$21,478
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	9,600	2,489	33,215	20,468
Palmarejo	50% Gold Stream	Coeur d’Alene Mines Corp.	13,226	8,771	44,565	18,823
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	16,418	7,790	20,422	13,845
Marigold	NSR 1.75-5%	Goldcorp Inc.	2,980	2,264	9,147	7,263
Admiral Hill	Other	Crescent Gold Limited	130	—	179	—
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	702	801	1,566	2,056
Bronzewing	NSR 1%	Navigator Resources Limited	283	—	624	2
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,388	1,014	3,762	2,245
Duketon	NSR 2%	Regis Resources Ltd.	641	—	641	—
East Location 45	GR 1.75%	Australian Mines Limited	1	215	225	340
Henty	ORR 1-10%	Unity Mining Limited	1,044	488	2,447	1,132
Hislop	NSR 4%	St. Andrew Goldfields Ltd.	348	—	1,188	—
Hollister	NSR 3-5%	Great Basin Gold Limited	496	—	1,124	1,555
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,278	1,059	4,964	1,068
Holt	NSR 2-10%	St. Andrew Goldfields Ltd.	191	—	191	—
Mesquite	NSR 0.5-2%	New Gold Inc.	1,385	1,231	4,161	2,832
Mouska	GR 2%	IAMGOLD Corporation	751	214	814	910
Mt. Muro	NSR 3-7%	Straits Resources Limited	19	388	928	2,201
North Lanut	NSR 5%	Avocet Mining plc	703	400	2,310	1,763
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	897	1,294	1,175	1,946
South Kalgoorlie	1.75% NSR	Alacer Gold Corp.	334	—	784	191
Other	Various	Various	112	73	496	399
			56,471	32,332	150,894	100,517
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	3,863	3,068	13,091	10,135
Pandora	NPI 5%	Angloplat/Lonmin plc	472	—	959	1,696
			4,335	3,068	14,050	11,831
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	1,076	744	3,123	720
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	218	212	747	512
Lounge Lizard	GR 2%	Kagara Ltd.	140	—	178	—
Commodore	Other	Millmerran Operating Company	—	(10)	(73)	242
Eagle Picher	Other	EP Minerals, LLC	93	52	354	281
Kasese	Other	Blue Earth Refineries	76	—	347	971
			1,603	998	4,676	2,726
Oil & Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	1,835	2,452	12,104	8,208
Weyburn	ORR/WI 0.44%/1.11%	Cenovus Energy Inc.	2,164	2,667	10,368	8,317
Midale	ORR/WI 1.18%/1.59%	Apache Canada Ltd.	841	949	3,629	3,513
Other	Various	Various	2,167	1,825	9,695	7,692
			7,007	7,893	35,796	27,730
Royalty Revenue			$69,416	$44,291	$205,416	$142,804
Other Revenue
Dividends and other		—	25	91	215	765
Change in fair value - Palmarejo		—	6,273	35,073	26,786	54,589
Change in fair value - Other		—	459	988	909	1,570
			6,757	36,152	27,910	56,924
Total Revenue			$76,173	$80,443	$233,326	$199,728

Breakdown of Royalty Revenue

Royalty Revenue continues to be earned from royalty/stream interests in geographically secure countries with 98% of Royalty Revenues earned in the year ended December 31, 2010 being generated from assets located in North America and Australia.

Royalty Revenue by Country - Year Ended December 31, 2010

Total Revenue for the three and twelve months ended December 31, 2010 was $76.2 million and $233.3 million, respectively. The Company recorded fair value gains of $6.7 million and $27.7 million for the three and twelve months ended December 31, 2010, respectively, related to mineral interests accounted for as derivative assets.

Minimum payment provisions included in a royalty/stream interest agreement are required to be adjusted to fair value at each reporting date, taking into account the change in gold forward prices, actual payments received under the minimum provisions and any adjustments in the discount rates. The Company reports these fair value changes as part of Total Revenue but the changes in fair value are not included in Royalty Revenue.

Dividend income from equity investments classified as “available-for-sale” was $0.03 million and $0.2 million for the three and twelve months ended December 31, 2010, respectively, compared with $0.1 million and $0.8 million earned in the three and twelve months ended December 31, 2009, respectively.

Costs and Expenses

Costs of operations, which comprise oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $8.0 million for the year ended December 31, 2010 compared with $6.6 million for the year ended December 31, 2009. The increase of $1.4 million is attributable to higher oil & gas production taxes and operating costs ($0.6 million) due to higher oil & gas revenue in 2010 than 2009 and higher net proceeds taxes in Nevada ($0.6 million) and Montana ($0.2 million) due to increased revenues earned from Goldstrike - NPI and Stillwater in 2010 compared with 2009. For the quarter ended December 31, 2010, costs of operations were $4.2 million compared with $1.9 million for the comparable period in 2009. The increase is due to higher oil & gas production taxes and operating costs ($1.6 million) and higher Nevada net proceeds tax ($0.7 million) as Goldstrike - NPI and Gold Quarry revenues were higher in the fourth quarter of 2010 than the fourth quarter of 2009.

For the year ended December 31, 2010, general and administrative expenses remained relatively unchanged from 2009 at $10.4 million. For the three months ended December 31, 2010, general and administrative expenses were $2.8 million compared with $2.4 million for the same period of 2009. The increase is due to higher salaries ($0.4 million), professional fees ($0.2 million), office expenses ($0.2 million) and public filing fees ($0.1 million), all partially offset by lower capital taxes ($0.5 million).

Business development expenses were $2.5 million for 2010 compared with $2.2 million for 2009. The increase is attributable to expenses incurred on the Prosperity gold stream transaction and to an unsuccessful takeover bid. For the three months ended December 31, 2010 and 2009, business development expenses were $1.0 million and $1.0 million, respectively.

For the year ended December 31, 2010, depletion ($91.9 million) and depreciation ($0.7 million) totaled $92.6 million. For the year ended December 31, 2009, depletion ($88.2 million) and depreciation ($0.8 million) totaled $89.0 million. The increase in depletion of $3.7 million is primarily due to higher depletion on oil & gas royalty interests ($7.3 million), Mount Keith ($1.1 million), North Lanut ($1.1 million) and Holloway/Stock ($1.0 million) all due to higher production in 2010 when compared to 2009. The additional depletion was partially offset by Goldstrike - NSR ($2.7 million) and Stillwater ($2.4 million) due to lower production from Goldstrike - NSR and higher average PGMs prices in 2010 used in the depletion calculation for Stillwater.

Depletion and Depreciation Reconciliation - 2009 to 2010

For the quarter ended December 31, 2010, depletion ($27.0 million) and depreciation ($0.2 million) totaled $27.2 million, compared to depletion ($22.0 million) and depreciation ($0.2 million) totaling $22.2 million for the comparable period of the prior year. The increase in depletion of $5.0 million was due to increased royalty receipts from the Goldstrike - NPI and Gold Quarry.

During the year ended December 31, 2010, the Company wrote down the value of certain mineral interests in exploration properties by $4.1 million to reflect the fair values due to the expiry and/or relinquishment of certain exploration licenses and/or ground. In addition, the Company wrote down the carrying value of certain of its available-for-sale investments by $1.5 million (2009 - $0.2 million) to fair value to reflect other-than-temporary declines in value.

Stock-based compensation expense of $1.6 million and $5.5 million was recognized for the three months and year ended December 31, 2010, respectively, which represents the amortization of the fair value of stock options and restricted share units granted to directors and management. For the three months and year ended December 31, 2009, stock-based compensation was $1.1 million and $4.2 million, respectively.

Non-GAAP Financial Measures - Reconciliation

Royalty Revenue, Free Cash Flow and EBITDA are non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends. Going forward the Company will be replacing the non-GAAP measure “Royalty Revenue” with Revenue to incorporate the contributions to be provided by the acquisition of Gold Wheaton’s stream agreements, as well as the Palmarejo stream.

(See Non-GAAP Financial Measures - Royalty Revenue and Free Cash Flow above for definitions).

Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue, which the Company refers to as Margin, EBITDA and EBITDA as a percentage of Royalty Revenue, and Adjusted Net Income and Adjusted Net Income per Share are useful measures of the performance of our portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Other Comprehensive Income.

For the year ended December 31, 2010, Free Cash Flow was $184.8 million, or 90% of Royalty Revenue, compared to $124.3 million, or 87% of Royalty Revenue, for the prior year. For the three months ended December 31, 2010, Free Cash Flow was $62.9 million, or 91% of Royalty Revenue, compared to $39.0 million, or 88% of Royalty Revenue, for the comparable period of the prior year.

For the year ended December 31, 2010, EBITDA was $177.0 million, or $1.55 per share, compared with $130.9 million, or $1.23 per share, for the prior year. For the three months ended December 31, 2010, EBITDA was $55.8 million, or $0.49 per share, compared with $27.7 million, or $0.25 per share, for the comparable period of the prior year.

For the year ended December 31, 2010, Adjusted Net Income was $58.9 million, or $0.52 per share, compared with $32.0 million, or $0.30 per share, for the year ended December 31, 2009. For the three months ended December 31, 2010, Adjusted Net Income was $24.8 million, or $0.22 per share, compared with $22.8 million, or $0.20 per share, for the comparable period of the prior year.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the years ended December 31, 2010 and 2009 and for the three month periods ended December 31, 2010 and 2009:

(Expressed in thousands except per share amounts)

	Three Months Ended		Year Ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Royalty Revenue
Total Revenue	$76,173	$80,443	$233,326	$199,728
Change in fair value - Palmarejo	(6,273)	(35,073)	(26,786)	(54,589)
Change in fair value - Other	(459)	(988)	(909)	(1,570)
Dividends	(25)	(91)	(215)	(765)
Royalty Revenue	$69,416	$44,291	$205,416	$142,804
Free Cash Flow
Operating income	$35,241	$51,716	$108,682	$87,133
Depletion and depreciation	27,232	22,229	92,612	88,945
Stock-based compensation	1,578	1,140	5,548	4,150
Write-downs on investments	1,481	—	1,481	239
Write-downs on mineral royalty interests	4,124	—	4,124	—
Change in fair value - Derivative assets	(6,732)	(36,061)	(27,695)	(56,159)
Free Cash Flow	$62,924	$39,024	$184,752	$124,308
Margin (Free Cash Flow as a % of Royalty Revenue)	91%	88%	90%	87%
Basic Weighted Average Shares Outstanding	114,492	112,117	113,986	106,683
Free Cash Flow per share	$0.55	$0.35	$1.62	$1.16
EBITDA
Net income	$20,952	$39,650	$74,244	$80,879
Interest income	(963)	(647)	(3,891)	(1,887)
Interest expense	624	336	2,263	1,137
Income tax provision	9,124	2,236	33,862	17,759
Depletion and depreciation	27,232	22,229	92,612	88,945
Write-down on investments	1,481	—	1,481	239
Write-downs on mineral royalty interests	4,124	—	4,124	—
Change in fair value - derivative assets	(6,732)	(36,061)	(27,695)	(56,159)
EBITDA	$55,842	$27,743	$177,000	$130,913
EBITDA per share	$0.49	$0.25	$1.55	$1.23
Adjusted Net Income
Net income	$20,952	$39,650	$74,244	$80,879
Foreign exchange loss (gain), net of income tax	5,470	9,125	21,861	(6,583)
Write-down on investments, net of income tax	1,271	—	1,271	206
Write-down on mineral royalty interests, net of income tax	2,895	—	2,895	—
Gain on sale of investments, net of income tax	(1,059)	—	(21,953)	(380)
Other income, net of income tax	—	—	—	(1,708)
Gain in fair value of royalties accounted for as derivative assets, net of income tax	(4,720)	(25,947)	(19,401)	(40,430)
Adjusted Net Income	$24,809	$22,828	$58,917	$31,984
Adjusted Net Income per share	$0.22	$0.20	0.52	$0.30

Interest Income

For the year ended December 31, 2010, the Company earned interest income of $3.9 million compared with $1.9 million for the same period in 2009. The increase is due primarily to higher cash balances being invested throughout 2010 when compared to 2009.

For the three months ended December 31, 2010, the Company earned interest income of $1.0 million compared with $0.6 million for the same period in 2009, from the investment of its free cash flows and proceeds from equity financings, in cash, cash equivalents and short-term investments. The increase is mainly attributable to higher cash balances being invested during the three months ended December 31, 2010 than in the comparable prior period.

Interest Expense

For the year ended December 31, 2010, interest expense and other was $2.3 million compared with $1.1 million for the year ended December 31, 2009, which was comprised of $1.0 million of standby fees related to a credit facility (2009 - $0.5 million) and $1.3 million of amortization of deferred credit facility costs (2009 - $0.6 million).

The standby fee on the credit facility was calculated as 0.5625% per annum on the entire $175 million undrawn balance for the year ended December 31, 2010. In January 2010, the Company amended its credit facility which increased the balance to $175 million and standby charges will vary from 0.5625% to 0.750% depending on the Company’s leverage ratio.

For the quarter ended December 31, 2010, the Company incurred interest expense and other of $0.6 million (2009 - $0.3 million) which was comprised of $0.3 million of standby fees on the credit facility (2009 - $0.1 million) and $0.3 million of amortization of costs related to the credit facility (2009 - 0.2 million).

Gain on sale of investments

During the three months and year ended December 31, 2010, the Company disposed of certain available-for-sale investments. Total gross proceeds for all investments sold was $1.9 million and $71.7 million for the three months and year ended December 31, 2010, respectively, and gains on sale of investments of $1.2 million and $25.6 million, respectively, were recorded in the statements of operations and comprehensive income.

Foreign Exchange

The Company raises capital through the Canadian equity markets and invests these proceeds, as well as its free cash flows, in both Canadian denominated and US denominated instruments with varying maturities which do not typically exceed 365 days. These instruments are held by the Company (i.e. the Canadian parent entity) and may result in unrealized foreign exchange gains and losses being recognized upon the translation of the US denominated instruments and realized foreign exchange gains and losses upon maturity and/or disposal of US denominated instruments held by the Canadian entity. As the Canadian dollar strengthened during the year, this gave rise to significant foreign exchange losses being recorded on US dollar denominated cash, cash equivalents and short-term investments held in our Canadian parent entity. Unrealized foreign exchange losses were also recorded on the Palmarejo gold stream as it is a US denominated asset held in the Mexican entity. In addition, the Company (i.e. the Canadian parent entity) holds intercompany debt which may be impacted by foreign currency fluctuations of the Canadian dollar relative to the US dollar and Mexican peso. These fluctuations may result in realized foreign exchange gains and losses upon repayment of any intercompany debt.

During the year ended December 31, 2010, as a result of the strengthening of the Canadian dollar relative to the US dollar, the Company recorded a net foreign exchange loss of $28.0 million (2009 - gain of $7.8 million) which is primarily due to realized foreign exchange losses on the disposition and/or maturity of certain US denominated treasury bills and unrealized foreign exchange losses on the translation of certain US denominated assets all held in the Canadian parent entity.

During the three months ended December 31, 2010, as a result of the volatility of the Canadian dollar relative to the US dollar during the quarter, the Company recorded a net foreign exchange loss of $6.8 million (2009 - $10.9 million) which is attributable to unrealized foreign exchange losses on the translation of certain US denominated assets in the Canadian parent company and realized foreign exchange losses on the disposition and/or maturity of certain US denominated investments.

Income Taxes

For the year ended December 31, 2010, the Company had an income tax expense of $33.9 million which was comprised of a current income tax expense on $28.5 million from the Company’s Canadian, Mexican, Australian and US entities and a future income tax expense of $5.3 million from the Company’s Mexican and US entities partially offset by future income tax recoveries associated with the Company’s Canadian and Australian entities. For the year ended December 31, 2009, the Company had an income tax expense of $17.8 million which was comprised of a current income tax expense of $6.9 million from the Company’s Canadian and US entities and a future income tax expense of $10.9 million from the Company’s Mexican, Canadian, Australian and US entities. The increase in the income tax expense is due to higher income being earned in Mexico and the US in 2010 when compared to 2009.

For the quarter ended December 31, 2010, the Company had an income tax expense of $9.1 million. This is comprised of a current income tax expense of $11.7 million from the Company’s US, Mexican and Australian entities partially offset by an income tax recovery from the Canadian operations and a net future income tax recovery of $2.6 million from the Company’s Canadian, US, Mexican and Australian entities. For the quarter ended December 31, 2009, the Company had an income tax expense of $2.2 million. This was comprised of a current income tax expense of $4.9 million from the Company’s US entity offset by an income tax of $1.4 million from the Canadian operations and a net future income tax recovery of $1.3 million from the Company’s Canadian and US entities offset by a future income tax expense from the Mexican operations. The increase in the income tax expense is attributable to higher income being earned in Mexico and the US in the fourth quarter of 2010 compared to the same period in 2009.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $37.9 million and $145.2 million for the three months and year ended December 31, 2010, respectively.

For the three months and year ended December 31, 2009, cash provided by operating activities before changes in non-cash assets and liabilities was $42.7 million and $128.6 million, respectively.

Financing Activities

The Company amended its revolving credit facility (the “Amended Credit Facility”) during the year ended December 31, 2010, which provided for the availability over a three-year period of up to $175 million, or the Canadian dollar equivalent, in borrowings.

The Company incurred $1.6 million of issuance costs, which along with the remaining unamortized balance of $0.9 million related to the original revolving credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

During 2010, the Company issued 1.7 million shares as part of the acquisition of the Subika royalty, as described above in Acquisitions. In addition, 0.3 million shares were issued upon the exercise of 0.3 million special warrants granted in connection with the acquisition of the Palmarejo stream.

During the year ended December 31, 2010, the Company declared dividends representing C$0.30 per share (2009 - C$0.28 per share), or $41.9 million (2009 - $28.2 million).

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrants being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2010, the investments had various maturities upon acquisition of between 11 and 366 days. Accordingly, on the December 31, 2010 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

For a description of the Company’s recent royalty/stream acquisitions, see Acquisitions above.

Cash Resources and Liquidity

As at December 31, 2010, the Company had cash, cash equivalents and short-term investments totaling $547.7 million (2009 - $500.1 million). In addition, the Company held available-for-sale investments at year end with a combined value of $182.1 million, of which $40.4 million relate to quoted securities that are readily marketable. Working capital at December 31, 2010 was $572.7 million compared with $530.7 million as at December 31, 2009.

The Company’s near-term cash requirements include or included the cash component of the Gold Wheaton acquisition of $266.0 million, the acquisition of the Quadra FNX block of $295.5 million, general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and monthly dividends. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Amended Credit Facility.

The Company believes that its current cash resources, in addition to its available Amended Credit Facility, and future cash flows will be sufficient to cover the cost of the Gold Wheaton acquisition, general and administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its Amended Credit Facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Capital Resources

As of March 24, 2011, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under an Amended Credit Facility. Advances under the Amended Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 24, 2011, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 4.25%, respectively.

The Company is required to pay an annual standby fee of 0.5625%, which is paid quarterly, of the unutilized portion of the facility. For the three months and year ended December 31, 2010, standby fees of $0.3 million and $1.0 million, respectively, were incurred and paid.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options. See Acquisitions above.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty/stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared.

The Company records changes in the market value of its derivative financial assets based upon changes in gold forward curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net liabilities may include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. The fair values of the stock options granted during the year ended December 31, 2010 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a dividend yield of 0.953% (2009 - 0.951%), an expected volatility of 54.52% (2009 - 64.98%), a risk-free rate of 2.53% (2009 - 1.83%) and an expected average option life of 4 years (2009 - 4 years).

International Financial Reporting Standards (“IFRS”)

The Company is in the process of converting its basis of accounting from GAAP to IFRS effective for the first quarter report in 2011. The transition date of January 1, 2010 requires the conversion, for comparative purposes, of the previously reported balance sheets as at December 31, 2009 and December 31, 2010 and the interim and annual consolidated statements of operations, comprehensive income and cash flows for 2010 from GAAP to IFRS.

IFRS accounting standards, and the interpretation thereof, are constantly evolving. Accordingly, there may be new or revised IFRS accounting standards prior to the issuance of the Company’s first IFRS financial statements that could affect the Company’s accounting policy choices, elections taken and quantitative impact of adopting IFRS.

In this MD&A, the Company is providing an update on its conversion process, a summary of the IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”) elections that are applicable to the Company and a summary of the significant GAAP - IFRS differences identified.

During the fourth quarter of 2010, the Company continued the advancement of its IFRS conversion project which included the completion of a detailed review of several IFRS standards which are expected to impact the Company, a detailed review of the Company’s mineral contracts, the documentation of key areas expected to impact the Company’s IFRS adoption and the on-going training of finance personnel and information sessions for executive management and directors. Position papers on functional currency, foreign exchange, mineral royalty interests, oil & gas royalty interests, share-based payments, impairments and income taxes were drafted for review by the executive management team and for discussion with the Audit and Risk Committee. The quantitative analysis of the Company’s potential opening balance sheet adjustments was advanced and the analysis and calculations continue to be on-going.

The Company has reviewed the impact of IFRS on its systems, processes and controls. No significant impacts were identified in relation to its information systems or day-to-day accounting processes. The Company is reviewing its disclosure controls and procedures and will update these as required to ensure that they are appropriate for reporting under IFRS. In addition, various training sessions have been carried out for those employees impacted by the transition to IFRS, with further training to be provided as required prior to changeover in 2011.

IFRS 1 Exemptions from Full Retrospective Application

Our transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective implementation of IFRS. We completed our evaluation of the IFRS 1 elections in the areas of cumulative translation differences, fair value as deemed cost, share-based payments, deemed cost under oil & gas assets accounted for under full cost accounting and business combinations. A summary of these transitional exemptions is given below:

a)             Cumulative translation differences

IFRS 1 provides the option to reclassify the cumulative translation account within AOCI to retained earnings as of the date of transition to IFRS as an alternative to establishing a retrospective cumulative translation difference under the principles of IAS 21. The Company will utilize this exemption and reallocate a cumulative translation adjustment loss of approximately $23.8 million to retained earnings.

b)             Fair value as deemed cost

IFRS 1 provides the option to record certain assets at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the asset. The option is available on an individual asset by asset basis. The Company continues to evaluate this election and anticipates recording declines on certain mineral interests upon the transition to IFRS.

c)              Share-based payments

IFRS 1 provides the option to adjust the share-based payments and related expense only to those instruments that have not yet vested as at the transition date. Share-based payments that vested prior to the transition date do not get retrospective application of IFRS 1.

The Company will not utilize this election as retroactive application of the IFRS stock-based payments standard is not expected to result in a material adjustment to the Company’s opening balance sheet.

d)             Deemed cost of oil & gas assets

IFRS 1 provides for the option to use amounts determined under GAAP as deemed cost on the date of transition to IFRS when, under GAAP, they are accounted for under full cost accounting methodology. The Company will utilize this election which is not expected to result in a material adjustment to the Company’s opening balance sheet.

e)              Business combinations

IFRS 1 provides for the option to maintain the accounting treatment of business combinations that occurred prior to the transition date of January 1, 2010 as opposed to retroactively applying IFRS 3 to those transactions. The Company has elected to utilize the option with the impact of this policy decision being that all prior business combinations will continue to be accounted for as they originally were under GAAP.

IFRS - GAAP difference

The IFRS - GAAP differences identified which may significantly impact the Company are outlined below:

a)             Income taxes

Under GAAP, deferred income taxes associated with an asset acquisition are capitalized to the asset at the date of acquisition with any changes in the liability being included in the statement of operations at each reporting period.  Under IFRS, future income taxes are not recorded on an asset acquisition and are treated as a permanent difference.

The Company has several transactions which are affected by this IFRS - GAAP difference.  One of these transactions includes the acquisition of a portfolio of royalty interests in December 2007 which was accounted for as an asset acquisition.  Under GAAP, a deferred tax step up of approximately $76 million was recorded upon the closing.  With the adoption of IFRS, the tax step up will be reversed.  The reversal of the tax step impacts the carrying values of some of the Company’s mineral and oil & gas interests which will impact the calculation of previous and future depletion of those assets under the units-of-production method.  It is not expected that the difference in depletion under IFRS compared to GAAP will be material to the Company.

b)             Impairment

Under GAAP, long-lived asset impairment testing is done using a two-step approach whereby when a triggering event is identified, long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment when a triggering event is identified, with asset carrying amounts compared directly with the recoverable amount, which is the higher of fair value less costs to sell and value in use (which uses discounted cash flows) This may result in more frequent write-downs where carrying amounts of assets were previously supported under GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. GAAP currently prohibits the reversal of impairment losses.

c)              Stock-based Compensation

Under GAAP, the Company records forfeitures when they occur. Under IFRS, the Company will be required to estimate forfeiture rates at the date of grant. Estimating a forfeiture rate at the grant date may change the stock-based compensation expense previously recorded under GAAP. In addition, the Company must follow the graded method of recording stock-based compensation expense as opposed to the straight-line method under GAAP.

The impact of this IFRS - GAAP difference is expected to result in a more heavily weighted stock-based compensation expense in the early years from the date of grant. In addition, the Company expects an increase in its stock-based compensation expense resulting from the recognition of some share-based instruments, such as restricted share units, that did not meet the recognition criteria at grant date under GAAP but would meet the recognition criteria at grant date under IFRS. The impact of this accounting difference is not expected to be material to the Company.

d)             Business Combinations

Under IFRS, business combinations are valued at closing date and transaction costs are expensed. Under GAAP, business combinations are valued at announcement date and transaction costs are incorporated into the purchase price consideration. With the acquisition of Gold Wheaton in March 2011, the impact of this IFRS - GAAP difference will result in a higher value of the transaction to allocate to net assets acquired and significant transaction costs being expensed in the first quarter of 2011.

e)              Functional Currency

Upon adopting IFRS, one of the Company’s wholly-owned subsidiaries is expected to change the functional currency from local currency to that of the US dollar, the Company’s reporting currency. This will result in changes to foreign exchange gains and losses being included in the determination of net income under IFRS as opposed to being included in the Company’s CTA account as currently reported under GAAP.

Conversion Plan Update

For the first quarter of 2011, the Company will focus on finalizing its opening balance sheet as at January 1, 2010, a balance sheet as at December 31, 2010 and the 2010 comparative statements of operations and cash flows under IFRS. In addition, an audit will be completed on the opening balance sheet by the Company’s auditor.

Outstanding Share Data

As of March 24, 2011, there were 126,252,243 common shares outstanding. In addition, there were 2,717,500 stock options under the Plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$33.20 per share. The Company also has remaining reserved 4,294 common shares for issuance to former Moydow option holders upon the exercise of their outstanding Moydow options at prices of C$6.99 for each Franco-Nevada common share. The Company also has 11,499,999 warrants and 101,539 restricted share units outstanding as at March 24, 2011. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. In addition, the Company issued one special warrant to Taseko pursuant to the Taseko Agreement, as described in Acquisitions above, which is exchangeable, once the project is fully permitted and financed, into two million purchase share warrants with an exercise price of C$75.00 per share and an expiry date of June 16, 2007.

With the acquisition of Gold Wheaton, the Company has also reserved for issuance 707,358 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share, and 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holder of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2010, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months and year ended December 31, 2010, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.